September 12, 2024

Jeff Shaner
Chief Executive Officer
Aveanna Healthcare Holdings Inc.
400 Interstate North Parkway SE
Atlanta, GA 30339

        Re: Aveanna Healthcare Holdings Inc.
            Registration Statement on Form S-3
            Filed September 9, 2024
            File No. 333-281982
Dear Jeff Shaner:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Win Rutherfurd, Esq.